SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 28, 2003



                                 CNOOC Limited
                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


              Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


              Yes                           No              X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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FOR IMMEDIATE RELEASE

CNOOC MADE SIGNIFICANT NATURAL GAS DISCOVERIES IN EASTERN SOUTH CHINA SEA

(Hong Kong, July 28, 2003) CNOOC Limited (the "Company"; NYSE: CEO, SEHK: 883) announced today that the Company made significant natural gas discoveries in Eastern South China Sea. The preliminary appraisal results of Panyu 30-1 and Panyu 34-1 discoveries made late last year have confirmed and delineated the scope for recovery of natural gas reserves.

Total natural gas reserves in place from these fields are estimated to be approximately 1.5 trillion cubic feet. "It represents the first major natural gas discovery in the Pearl River Mouth of South China Sea, which opens new exploration prospects in the area," commented Mr. Zhou Shouwei, president of CNOOC Limited.

"These new discoveries will provide reliable and increased natural gas supplies to a region with significant gas demand. The future gas supply will help fuel the local economic growth and create a cleaner environment. They will enhance the dominant gas supply business CNOOC has been developing," commented Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited, "Natural gas business is a new and increasingly visible growth engine for cash flow and earnings of CNOOC Limited."

The preliminary development plan calls for an integrated design to add productions from smaller reserves in the area to capture further economics. It is targeting the fast growing Guangdong market. The initial capital expenditure is estimated around US$500 million.

CNOOC Limited owns 100% of both Panyu 30-1 and Panyu 34-1.

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking


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statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further enquiries, please contact:

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Mr. Xiao Zongwei             |  Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                |  Ketchum Newscan Public Relations
Tel : +86 10 8452 1646       |  Tel: 852-3141-8016/852-3141-8063/3141-8091
Fax: +86 10 8452 1648        |  Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn  |  E-mail: anne.lui@knprhk.com
        -------------------  |          -------------------
                             |          carol.chan@knprhk.com
                             |          ---------------------
                             |          maggie.chan@knprhk.com
                             |          ----------------------
                             |
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


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                                Name:  Cao Yunshi
                                                Title: Company Secretary

Dated: July 28, 2003